Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

								Predecessor
	Year Ended December 31,					Period from May 11, 2005 to December		Period from January 1, 2005 to May		Year Ended December 31,
	2008	2007		2006		31, 2005		10, 2005		2004
Earnings
Income (loss) before income taxes	$(55,449)	$7,989		$(527)		$(12,393)		$(1,072)		$15,140
Fixed charges (see below)	35,984	34,974		29,055		21,365		1,942		14,220
	$(19,465)	$42,963		$28,528		$8,972		$870		$29,360

Fixed charges
Interest expense (1)	$35,405	$34,445		$28,897		$21,293		$1,906		$14,133
Estimate of interest within rental expense (2)	579	529		158		72		36		87
Total fixed charges	$35,984	$34,974		$29,055		$21,365		$1,942		$14,220

Ratio of Earnings to Fixed Charges (3)	—	1.23	x	0.98	x	0.42	x	0.45	x	2.06	x

(1)    Interest expense, including amortization of deferred financing costs.

(2)    Represents the portion of interest expense (33%) management believes is representative of the interest component of rent expense.

(3)    Due to our loss for the years ended December 31, 2008, 2006 and the periods ended May 11, 2005 to December 31, 2005 and January 1, 2005 to May 10, 2005, the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $55.4 million, $0.5 million, $12.4 million and $1.1 million, respectively, to achieve a coverage ratio of 1:1.